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Exhibit 12

VON HOFFMANN HOLDINGS INC.

Ratios: Calculation of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
Loss before income taxes and discontinued operations	$(11,512)	$(6,289)	$(5,078)
Interest expense	38,127	39,086	42,273

Adjusted earnings	$26,615	$32,797	$37,195

Interest expense	$38,127	$39,086	$42,273

Adjusted fixed charges	$38,127	$39,086	$42,273

Ratio of earnings to fixed charges	0.70	0.84	0.88

Deficiency in earnings	$11,512	$6,289	$5,078

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  Exhibit 12
VON HOFFMANN HOLDINGS INC. Ratios: Calculation of Earnings to Fixed Charges (In thousands)